Exhibit 99.2

NASDAQ/TASE: PPBT February 2022 CORPORATE PRESENTATION

2 Forward - looking Statements and Safe Harbor Certain statements in this presentation that are forward - looking and not statements of historical fact are forward - looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 . Such forward - looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words . You should not place undue reliance on these forward - looking statements, which are not guarantees of future performance . Forward - looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause or contribute to such differences include, among others, risks relating to : the plans, strategies and objectives of management for future operations ; product development for NT 219 and CM 24 ; the process by which early stage therapeutic candidates such as NT 219 and CM 24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration ; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes ; our ability to successfully develop and commercialize our pharmaceutical products ; the expense, length, progress and results of any clinical trials ; the lack of sufficient funding to finance the clinical trials ; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry ; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products ; the difficulty of predicting actions of the U . S . Food and Drug Administration or any other applicable regulator of pharmaceutical products ; the regulatory environment and changes in the health policies and regimes in the countries in which we operate ; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market ; the introduction of competing products ; patents attained by competitors ; dependence on the effectiveness of our patents and other protections for innovative products ; our ability to obtain, maintain and defend issued patents ; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action ; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our in our Annual Report on Form 20 - F for the year ended December 31 , 2020 and in our other filings with the U . S . Securities and Exchange Commission (the “SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports . These are factors that we believe could cause our actual results to differ materially from expected results . Other factors besides those we have listed could also adversely affect us . Any forward - looking statement in this presentation speaks only as of the date which it is made . We disclaim any intention or obligation to publicly update or revise any forward - looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law . You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http : //www . sec . gov .

3 Business Highlights Strong balance sheet and cash position Purple Biotech (NASDAQ/TASE: PPBT) CM24 - First - in - class α - CEACAM1 mAb NT219 - First - in - class, small molecule, dual inhibitor of IRS 1/2 and STAT3 $47.5M cash as of December 31 st , 2021 Cash runway into 2024 ADSs outstanding: 17.8M Single agent and combo clinical data demonstrating good safety and initial efficacy signal Multiple data read - outs expected in the next 12 months

Advancing Clinical-stage Novel Oncology Therapies

Program	Indication	Phase 1	Phase 2	Phase 3	Value Drivers
CM24 (CEACAM-1)	Solid tumors (monotherapy) (Completed)				**P1 data: H1:22**
	Solid tumors (combination with nivolumab*)				
	NSCLC (combination with nivolumab*)				**Expansion arms on RP2D: Initiation Q1:22 (NSCLC & PDAC)**
	Pancreatic Cancer (combination with nivolumab and nab-paclitaxale*)				
	Combination with SOC, undisclosed indication				
NT219 (IRS1/2 & STAT3)	Solid tumors (monotherapy)				**P1 mono data: H1:22**
	R/M SCCHN & CRC (dose escalation + expansion with cetuximab)				**Expansion arm on RP2D: Initiation Q4:22 (SCCHN)**
	Combination with SOC, undisclosed indication				

PURPLE

*Clinical collaboration and supply agreement with: Bristol Myers Squibb

4

Planned study

Experienced Leadership

AMGEN

Biogen

Roche

NIH NATIONAL CANCER INSTITUTE

KAMADA

Debiopharm



Isaac Israel
Chief Executive Officer
Former CEO of BeeContact Ltd. (TASE:BCNT), NextGen Biomed (TASE: NXGN)



Fabien Sebille, Ph.D
Chief Commercial Officer
Formerly at Debiopharm.



Gil Efron
President and Chief Financial Officer
Former Deputy CEO & CFO at Kamada (NASDAQ:KMDA)



Hadas Reuveni, Ph.D
Vice President, R&D
Formerly at Keryx (NASDAQ:KERX)



Bertrand Liang, MD, Ph.D, MBA/AMP, FAAN
Chief Medical Officer
Formerly at Biogen Idec, Amgen, NCI



Michael Schickler, Ph.D
Head of Clinical & Regulatory Affairs
Formerly at Hoffmann-La Roche, CEO at CureTech

PURPLE BIOTECH

5

Advancing First - in - Class Oncology Therapies CM24 - an α - CEACAM1 mAb

CEACAM1* Plays a Key Role in Cancer Biology

01 | ADHESION

Horst, 2011

Oncogene

*"CEACAM1 creates a pro-angiogenic tumor microenvironment that **supports tumor vessel maturation**"*

Ferri, 2020

The Journal of Immunology

*"Neutrophil extracellular trap-associated CEACAM1 as a putative therapeutic target to **prevent metastatic progression** of colon carcinoma"*

02 | IMMUNE CELLS/ IMMUNE EXCLUSION

Tsuzuki, 2020

Journal of Cancer Science and Research

*"**Immune-checkpoint molecules** on regulatory T-cells as a potential therapeutic target in head and neck squamous cell cancers"*

Tsang, 2020

Cancer Biotherapy and Radiopharmaceuticals

*"[Blockade] **enhances natural killer cell cytotoxicity** against tumor cells through blockade of the inhibitory CEACAM1 / CEACAM5 immune checkpoint pathway"*

03 | IMMUNO-ONCOLOGY

Blumberg, 2015

nature

*"CEACAM1 **regulates TIM-3**-mediated tolerance and exhaustion"*

Shively, 2013

Experimental Cell Research

*"CEACAM1 **regulates Fas-mediated apoptosis** in Jurkat T-cells via its interaction with β-catenin"*

PURPLE BIOTECH

*Carcinoembryonic Antigen Cell Adhesion Molecule

7

CM24 MOA | Immuno-oncology



Tumor
CEACAM1
CEACAM5
CEACAM1
CEACAM1
CD8+T & NK Cells
Activation
enhanced cytotoxic activity & cytokine production



Tumor cell or pAPC
CEACAM1
MHC
TCR
CD4/8
CD45/148
Hmgb1
Gal-9
PtdSer
CEACAM1
TIM3
LcK
ZAP70
TCR Signaling
Bat3
Bat3
Fyn
T cell

8

Markel et al, J Immunol 2002, 2006; Immunology, 2008; Cancer Immunol Immunother 2010; Ortenberg et al, Mol Cancer Ther 2012; Zhou, 2009; Li, 2013; Huang, 2015; Acharya N, et al. J Immunotherapy Canc 8:e911-22, 2020.

CM24 MOA | Adhesion

Neutrophil extracellular trap-associated CEACAM1 as a putative therapeutic target to prevent metastatic progression:



Primary Tumor Metastasizing
CM24
Metastatic Tumor
CM24
Tumor cell
NETs
RBC
CEACAM1



CM24

CEACAM1 creates a pro-angiogenic tumor microenvironment that supports tumor vessel maturation. CM24 is proposed to attenuate/block tumor growth and metastatic processes.

Rayes RF, et al. Neutrophil Extracellular Trap-Associated CEACAM1 as a Putative Therapeutic Target to Prevent Metastatic Progression of Colon Carcinoma. J Immunol. 2020; Gerstel, D. et al. CEACAM1 creates a pro-angiogenic tumor microenvironment that supports tumor vessel maturation. Oncogene 30, 4275–4288 (2011)

9

10 Anti - cancer Effect Following Treatment Preclinical Data With CM24 + TIL and CM24 + α - PD1 • Xenograft, lung lesion, Mel 526 (IV) • Tumor burden was monitored 26 days post last CM24 treatment TIL + IgG TIL + CM 24 Naïve Combination index ( CI) = 0.15 < 1 synergy Significant benefits as both single agent and in combination with α - PD - 1

CM24 Phase 1 Monotherapy Trial
PK/PD Modeling Provides Dosage & Schedule Guidance

- Completed Phase 1 monotherapy open-label, dose-escalation study to assess safety and tolerability
- Heavily pre-treated 24 evaluable patients with a median of 4 prior regimens
- Overall, treatment was well tolerated, no DLTs
- 33% SD (RECIST 1.0), mostly at the highest dose levels of 3mg/kg & 10mg/kg
- PK analysis revealed non-linearity, modeling recommended to continue administration of higher doses to reach saturation, consistent with observed PK showing high clearance at doses <10 mg/kg
- 10 mg/kg has a broad range of saturation

Simulated TMDD[1] saturation at Ctrough[2] with Q2W regimen


100
50
0
0.1
0.3
1
3
10
20
Dose (mg/kg)

Greater than 10 Mg/Kg & Q2W Dose is Required to Achieve Saturation

11

[1]Target-mediated drug disposition. [2]Ctrough is the drug concentration reached by CM24 before the next dose is administered

12 12 Large Market Opportunity in NSCLC & Pancreatic Cancer • CEACAM 1 expression correlates with poor prognosis in NSCLC and Pancreatic cancer 1 • Preclinical data support significant synergy • Receptor saturation with CM 24 is better achieved with a Q 2 W regimen, aligning with the nivolumab regimen • NSCLC accounts for ~200K new cases/year in the US; with a 5 - year relative survival rate of 23% 2 • Immunotherapy is now recommended as first line therapy in all patients with NSCLC and no driver mutations 3 • 5 - year overall survival rates with chemotherapy in 2L is 2.6% and with I/O Opdivo ® is 13.4% 4 • Pancreatic Cancer accounts for ~60K new cases/year in the US; with a 5 - year relative survival rate of 10% 2 • I/O approaches have been limited to patients with high microsatellite instability (MSI - H) or high tumor mutational burden (TMB - H) • 5 - year overall survival rates with chemotherapy in 2L is 3% 2 Combining nivolumab with CM 24 in a clinical collaboration with 1 Dango et al, Lung Cancer 2008 ; 60:426 & Calinescu et al, Journal of Immunology Research 2018 : 7169081 . 2 American Cancer Society, Cancer Facts & Figures 2019 , and the ACS website, https://seer.cancer.gov/statfacts/html/pancreas.html 3 Economopoulou P, Mountzios G. The emerging treatment landscape of advanced non - small cell lung cancer. Ann Transl Med. 2018 ; 6 (8): 138 . doi: 10.21037 /atm. 2017.11.07 4 Gettinger S, et al "Five - year outcomes from the randomized, phase III trials CheckMate 017 / 057 : Nivolumab vs docetaxel in previously treated NSCLC" WCLC 2019 ; Abstract OA 14.04 .

13 CEACAM1 Over - expression in PDAC CEACAM1 Immunostaining in Pancreatic Cancer and Normal Tissues Representative examples of CEACAM1 immunohistochemical images of pancreatic adenocarcinoma and normal tissues Comparison between CEACAM 1 staining intensity in pancreatic cancer ( 40 cases/ 80 cores) and normal ( 10 cases/ 20 cores) tissues

CM24 Phase 1/2 Combination Study Design (NCT04731467)

A Phase 1/2 open label multi center study of CM24 in combination with:

- Nivolumab in selected cancer indications (Phase 1) and NSCLC (Phase 2)
- Nivolumab and nab-paclitaxel in pancreatic cancer (Phase 2)
- 9 centers are currently active

Primary endpoints:

Phase 1: Evaluate the safety, PK and the MTD/RP2 dose

Phase 2: Evaluate preliminary efficacy in 2nd line NSCLC and pancreatic cancer

Measurement of CEACAM1 based bio-marker

Planning of further studies in other tumor types is ongoing

2021	2022	2023

Dose Escalation

Doses: 10, 15, 20mg/kg q2wk
+ nivolumab (480mg q4w)
3+3 design
n=12

Indications: NSCLC, Pancreatic, Ovarian, CRC, Melanoma, Papillary Thyroid Carcinoma

Expansions

CM24 (@RP2 dose) + nivolumab (480mg) q4w
I/O refractory NSCLC; 2nd line
n=13+14 (Simon 2 Stage Design)

CM24 (@RP2 dose) + nivolumab (480mg) q4w + nab-paclitaxel
Locally advanced, unresectable pancreatic cancer; 2nd line
n=13+14 (Simon 2 Stage Design)

CM24 (@RP2 dose) + SOC
Undisclosed indication

PURPLE BIOTECH

P1 topline & P2 ongoing data expected at upcoming medical conferences

14

1st Cohort Analysis – SAFETY and RESPONSE

10mg/kg Dose Level in combination with nivolumab

- The administration of CM24 at 10mg/kg q2wks in combination with nivolumab at 480mg q4wks was well tolerated with no SAEs in patients with refractory PDAC
- Three patients were enrolled into the first dose cohort, all with PDAC. Two patients progressed after 1.5 and 2 months of treatment
- The third patient, previously treated with FOLFIRINOX and gemcitabine/nab-paclitaxel, had a germline NF1 VUS, with MSI-S and PDL-1 IHC 2+ and 5% staining
- After initial treatment, the patient had a Partial Response of 40%, with a definite reduction of the para-tracheal adenopathy and liver lesions and 56% reduction in CA19-9 levels



Baseline Scan
8-week Scan
Liver lesion
Baseline Scan
8-week Scan
Para-tracheal adenopathy



CA-19-9
655
681
283
SCREENING
FIRST VISIT - PREDOSE
2 MONTH VISIT - PREDOSE

15

Advancing First - in - Class Oncology Therapies NT 219 – A Small Molecule Dual Inhibitor of IRS 1 / 2 and STAT 3

17 NT219 - Dual Inhibitor of IRS1/2 & STAT3 NT 219 IRS 1 / 2 • Scaffold proteins, mediating mitogenic, metastatic, angiogenic and anti - apoptotic signals from IGF 1 R, IR, IL 4 R and other oncogenes, overexpressed in multiple tumor types • Regulates major survival pathways such as the PI 3 K/AKT, MEK/ERK and WNT/ β - catenin • Activated as a feedback response to anti - cancer therapies STAT 3 • Well - established transcription factor associated with the tumorigenic phenotype • Provides a crucial axis to support cell proliferation and survival • Active in tumor JAK/STAT 3 and TGF - β resistance mechanisms 1 Hadas Reuveni et al.; Cancer Res 2013 ; 73:4383 - 4394 . 2013 , 2 Machado - Neto, et al. Clinics (Sao Paulo, Brazil) vol. 73 ,suppl 1 e 566 s. 11 Oct. 2018 , doi: 10.6061 /clinics/ 2018 /e 566 s 3 Naokazu Ibuki 1,2 , Mazyar Ghaffari 1,3 , Hadas Reuveni 4 et al. DOI: 10.1158 / 1535 - 7163 .MCT - 13 - 0842 Published December 2014 ; 4 Rampias T, Favicchio R, Stebbing J, Giamas G. 2016 May 19 ; 35 (20): 2562 - 4 . doi: 10.1038 /onc. 2015.392 . Epub 2015 Oct 19 . PMID: 26477311 5 Flashner - Abramsonet al.. Oncogene. 2016 May 19 ; 35 (20): 2675 - 80 . doi: 10.1038 /onc. 2015.229 . Epub 2015 Jun 29 . PMID: 26119932 , 6 Sanchez - Lopez E,. Oncogene. 2016 May 19 ; 35 (20): 2634 - 44 . doi: 10.1038 /onc. 2015.326 . Epub 2015 Sep 14 . PMID: 26364612 ; PMCID: PMC 4791217 . 7 Zhao C, et al. Trends Pharmacol Sci. 2016 Jan; 37 (1): 47 - 61 . doi: 10.1016 /j.tips. 2015.10.001 . Epub 2015 Nov 12 . PMID: 26576830 , 8 Johnson, Daniel E et al. “ Targeting the IL - 6 /JAK/STAT 3 signaling axis in cancer. ” Nature reviews. Clinical oncology vol. 15,4 (2018): 234 - 248 . doi: 10.1038 /nrclinonc. 2018.8

18 Novel MOA: IRS Degradation By NT219 Blocking IGF1R - AKT Pathway 1 Binding to IRS 1 1 Reuveni et al. Cancer Res 2013 Ser - phosphorylation 2 Degradation 3 Covalent binding to IRS1/2 leads to the dissociation of IRS1/2 from IGF1R Serine phosphorylation prevents re - binding of IRS 1 / 2 to the receptor SURVIVAL APOPTOSIS IRS 1 / 2 is degraded by the proteasome IGF 1 IGF 1 R IRS AKT PI 3 K IGF 1 IGF 1 R IRS NT AKT IGF 1 IGF 1 R IRS pS pS AKT IGF 1 IGF 1 R AKT

19 NT 219 Efficacy as Monotherapy Animal model Head & Neck Cancer (SCC - 9 ) NSG Ρ , PBMCs - injected 1 Drugs α - PD 1 Cetuximab (Erbitux®) NT 219 20 mg/kg NT 219 60 mg/kg 1 NSG mice were injected SC with SCC - 9 cells. PBMCs ( 18 * 10 6 cells per mouse) administered 4 weeks prior to first treatment. NT 219 , α - PD 1 , and cetuximab were administered IV (NT 219 ) and IP ( α - PD 1 and cetuximab) twice a week for 4 weeks. Graph reflects relevant data adapted from 2020 Multidisciplinary Head and Neck Cancers Symposium Poster presentation

20 STAT 3 and IRS are Essential in Therapeutic Resistance STAT 3 IRS EGFR MEK Tumor Regression ERK PI 3 K AKT Tumor Survival Tumor Survival Buparlisib Ruxolitinib Erlotinib Blocking survival pathways NT 219 NT 219 STAT 3 IRS ONCOPROTEIN DRUG MEK / ERK TUMOR REGRESSION Proof of Concept: PDX model of Head and Neck Cancer Erlotinib+Ruxolitinib (n= 6 ) Erlotinib+Buparlisib (n= 6 ) Control (n= 6 ) Erlotinib (n= 8 ) Erlotinib+NT 219 (n= 6 ) Erlotinib+Ruxolitinib+Buparlisib (n= 8 ) By blocking both STAT 3 and IRS pathways, NT 219 prevents tumor resistance and re - sensitizes tumors to anti - cancer therapies

21 NT 219 + Targeted Therapies Established Efficacy in PDX Models NSCLC Exon 19 deletion EGFR and T 790 M, biopsy of bone marrow metastasis, patient previously progressed on afatinib and osimertinib R/M SCCHN metastasis, patient previously progressed on chemoradiation, several chemotherapies, and pembrolizumab Treatments on days 0 , 3 and 10 , cetuximab - 1 mg/mouse, 3 mice/group; PBMCs ( 1.4 M cells/mouse) were injected on day 6 Osimertinib 5 mg/kg, NT 219 65 mg/kg, mean tumor volume at the end point, 3 mice/group; 0 500 1,000 1,500 2,000 Control NT219 Osimertinib Osimertinib+NT219 Tumor Volume (mm 3 ) * ** ** * Tumor Volume (mm 3 ) ** p< 0.01 , * p< 0.02 based on one - way ANOVA with post hoc Tukey ’ s HSD test Control NT 219 Cetuximab Cetuximab+NT 219

22 NT 219 + α - PD 1 Re - sensitizes to Refractory α - PD 1 Tumors PDX Model Humanized PDX of Esophagus Cancer (refractory to pembrolizumab) Drug Pembrolizumab (Keytruda®) * Double autologous model - Tumors & PBMCs are from the same patient (#RA 236 ) | Keytruda - 6 mg/kg IP, NT 219 - 60 mg/kg IV 0 200 400 600 800 1000 1200 0 5 10 15 20 Tumor volume (mm 3 ) Days following treatment initiation Control (n=3) NT219 (n=3) Keytruda (n=3) Keytruda + NT219 (n=3) Autologous PBMCs ( 2.1 M/mouse)

23 23 First Market Opportunity Recurrent or Metastatic Squamous Cell Carcinoma of Head and Neck (SCCHN) Global Data 2018 : Head and Neck Squamous Cell Carcinoma: Opportunity Analysis and Forecasts to 2026 ; Internal best current estimates of patient numbers based on external research, 5 major global territories Rationale for combining Cetuximab + NT 219 • EGFR and PD(L) - 1 are the only clinically validated targets in SCCHN • < 15 % of R/M SCCHN patients respond to Cetuximab • Cetuximab inhibits EGFR signaling and promotes ADCC in EGFR expressing tumors • STAT 3 and IRS - to - AKT activation contributes to resistance to cetuximab in SCCHN Targeting the unmet medical need • 1 L Standard of care has shifted from chemotherapy towards immuno - oncology + chemotherapy • < 20 % of R/M SCCHN patients respond to α - PD 1 s • 175 k new cases/year are expected by 2024 α - PD - 1 + Chemo 1 L 60 K pts Cetuximab 2 L 37 K pts NT 219 NT 219 + Cetuximab has the potential to become an attractive 2 nd line therapy

NT219 Monotherapy and Combination Phase 1/2 Study Design (NCT04474470)

Study title

A phase 1/2 study with open-label, dose escalation phase followed by single-arm expansion to assess the safety, tolerability, PK, PD and efficacy of NT219, alone in adults with recurrent or metastatic solid tumors and in combination with Erbitux® (cetuximab) in head and neck cancer

Endpoints

Primary endpoints:

Safety, pharmacokinetics and to determine the MTD

Secondary endpoints:

Obtain preliminary efficacy data

Study Design


2021
2022
2023
NT219 as a single agent in subjects with R/R solid tumors
Dose Escalation
NT219 q1w
15 ≤ n ≤ 24
Expansion
NT219 q1w @ RP2D
n=11+18 (Simon 2 stage design)
NT219 + cetuximab in subjects with R/M head and neck cancer¹
Dose Escalation
NT219 q1w + cetuximab q1w
12 ≤ n ≤ 24
Expansion
NT219 q1w + cetuximab q1w
n=11+18 (Simon 2 stage design)
NT219 + SOC in subjects with an undisclosed indication
Expansion
NT219 q1w + SOC

[1]Colorectal Adenocarcinoma pts will be recruited in the Dose Escalation

: Indication TBD (expansion not part of the study protocol)

Dose Escalation Design


3mg/kg
6mg/kg
12mg/kg
24mg/kg
50mg/kg
NT219 as a single agent
NT219 + cetuximab
6mg/kg
12mg/kg
24mg/kg
50mg/kg

- Initiated 4th dose level cohort as single agent (24mg/kg)
- No DLTs, no significant safety concerns have been observed to date
- Dose escalation with cetuximab (CRC & SCCHN) was initiated (6mg/kg)

24

25 Cancer Type Prior Lines of Therapy Treatment Duration(Weeks) Best Response* NT219 3mg/kg Pancreatic Cancer 3 8 PD GE Junction Cancer 4 22 PR Target lesion: Absent Non target lesion 1: Absent Non target lesion 2: Stable Breast Cancer 11 8 PD Interim Analysis – SAFETY and RESPONSE 3 mg/kg Dose Level as a Single Agent Response Analysis *Interim data • NT 219 has been found to be well - tolerated with minimal adverse events • In a patient with refractory GE junction disease, NT 219 administration was associated with a partial response (PR): x Complete remission at the largest target lesion and one non - target central mesenteric lymph node x Stable Disease at the other non - target lesion pre - carinal lymph node

26 Business Highlights Strong balance sheet and cash position Purple Biotech (NASDAQ/TASE: PPBT) CM 24 - First - in - class α - CEACAM 1 mAb NT 219 - First - in - class, small molecule, dual inhibitor of IRS 1 / 2 and STAT 3 $ 47.5 M cash as of December 31 st , 2021 Cash runway into 2024 ADSs outstanding: 17.8 M Single agent and combo clinical data demonstrating good safety and initial efficacy signal Multiple data read - outs expected in the next 12 months

27 We are committed to providing cancer patients with first - in - class therapies to OVERCOME tumor drug resistance, ENHANCE treatment response and SLOW tumor progression

THANK YOU Contact Us: ir@purple - biotech.com

Appendix A | CM 24

30 PHASE 1 PK DATA Target saturation was not reached with doses up to 10mg/kg Slower clearance with increasing dose Higher half - life with increasing dose 0.1 mg/ kg 0.3 mg/ kg 1 mg/ kg 3 mg/ kg 10 mg/ kg Predictions with Q 3 W regimen • Modeling with increased interval between doses demonstrates lower TMDD at 10 mg/kg dose • With Q 3 W, 20 mg/kg dosing is not sufficient for saturation across population

Appendix B | NT 219

32 Selected Publications Menashe Bar - Eli Michael Karin Michael Cox Alexander Levitzki

NT219 | Suppresses β-Catenin activity in CRC Cells and Inhibited CRC Brain Metastasis

In Vitro

In Vivo



Silencing IRS2 inhibits β-catenin activity
β-catenin luciferase activity (Relative to LS513sh-IRS2)
4
3
2
1
0
***
sh-NS
sh-IRS2
LS513
sh-NS sh-IRS2
IRS2



NT219 downregulates IRS2 and suppresses the β-catenin activity
NT219
- +
IRS2
Active β-Catenin
β-actin
β-catenin luciferase activity (Relative to LS513sh-IRS2)
1.5
1.0
0.5
0.0
*** *** ***
DMEM
iAKT
Alpelisib
NT-219



CRC Cell Viability (72hr)
Viability
1.5
1.0
0.5
0.0
-0.5
-1.0
0 0.1 0.3 1 3 10
NT219 concentrations (μM)



5-FU
NT219 + 5-FU

Colon cancer LS-513 cells overexpressing IRS2 demonstrate enhanced β-catenin activity.

Targeted inhibition of IRS2 by NT219 or IRS2-SH RNA, suppresses the increased β-catenin activity and inhibit LS-513 cell viability.

Combination of 5-FU and NT219 significantly inhibited the growth of CRC tumors in brain, using intracranial model and extended mice survival.

33

*AACR Annual Meeting, April 2021, AACR Virtual Special Conference on Epigenetics and Metabolism, Oct 2020, **Ido Wolf, MD, Head of Oncology Division, Tel Aviv Sourasky Medical Center***

34 PDX model Pancreatic Cancer Drug Gemcitabine ( Gemzar ® ) NT 219 | Pancreatic Cancer in Combination with Gemcitabine Highly effective anti cancer activity exhibited by NT 219 in combination with Gemcitabine

35 PDX model Pancreatic Cancer Drug Gemcitabine ( Gemzar ®) RNA Sequencing | Analysis of Tumors Following Treatment Reduced expression of IRS 1 , Ki 67 , FOXM 1 & TGFb is exhibited by pancreatic cancer treated with NT 219 alone and in combination with gemcitabine

36 NT 219 | DEMOGRAPHICS & SAFETY 3 mg/kg Dose Level as a Single Agent Demographics of Patients treated with NT 219 3 mg/kg (n= 3 ) Median age (range) 74 (69 - 79) Male/Female, n (%) 2(66.6%)/1(33.3%) Race White n (%) 3 (100%) Prior Lines of Therapy 3 n (%) 1 (33.3%) 4, n (%) 1 (33.3%) 11, n (%) 1 (33.3%) Diagnosis, n Pancreatic Cancer 1 Gastroesophageal Junction Cancer 1 Breast Cancer 1 ECOG, n (%) 1 3 (100%) Median time from initial Diagnosis, Months (range) ϲϮ ( 22 - 90 ) Adverse Event Description Grade 1 n (#Events) Grade 2 n (#Events) Grade 3 n (#Events) Abdominal Pain 1(2) 1(1) Alanine Aminotransferase Increased 1(1) Alkaline Phosphatase Increased 1(1)* Aspartate Aminotransferase Increased 1(1) Back Pain 1(1) Belching 2(2) Cellulitis Left Foot 1(1) Dyspnea 2(2) Fatigue 1(1) Nausea 1(1) 1(1) Rash Pustular 1(1) Retching 1(2) Toxic Encephalopathy 1(1)** Patients Demographics *Transient - G 2 after 2 weeks, **Transient - less than 24 h Summary of Adverse Events Presented at the ASCO annual meeting June 2021